December 16, 2025

VIA EDGAR TRANSMISSION

Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-6010

Re:	Blaize Holdings, Inc.
Registration Statement on Form S-1 (Registration No. 333- 291847)
Request for Acceleration of Effective Date

Ladies and gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-1, as amended (File No. 333-291847) (the “Registration Statement”), of Blaize Holdings, Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:00 p.m., Eastern Time, on Thursday, December 18, 2025, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Faegre Drinker Biddle & Reath LLP, by calling Charles Lange at (215) 988-2642.

We understand that the staff of the Securities and Exchange Commission will consider this request as confirmation by the Company that it is aware of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement. If you have any questions regarding the foregoing, please contact Charles Lange of Faegre Drinker Biddle & Reath LLP at the number set forth above.

Very truly yours,

BLAIZE HOLDINGS, INC.

By:	/s/ Dinakar Munagala
Name:	Dinakar Munagala
Title:	Chief Executive Officer

cc:	Jonathan R. Zimmerman, Faegre Drinker Biddle & Reath LLP
Charles Lange, Faegre Drinker Biddle & Reath LLP
Kim Evans, Blaize Holdings, Inc.